September 14, 2010

Mr. Mark Fioravanti
Chief Financial Officer
Gaylord Entertainment Company
One Gaylord Drive
Nashville, Tennessee 37214

> **Re:** **Gaylord Entertainment Company**
> **Form 10-K for the year ended December 31, 2009**
> **Filed on February 26, 2010**
> **Proxy Statement on Schedule 14A**
> **Filed on April 1, 2010 and May 4, 2010**
> **File No. 001-13079**

Dear Mr. Mark Fioravanti:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Linda Van Doorn
Senior Assistant Chief Accountant